SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras to begin construction of the
third section of Gasene

A 946km-long gas pipeline will connect the Southeast and Northeast networks

(Rio de Janeiro, December 27, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that in the first quarter of 2008 it is to begin work on the construction of the third section of Gasene, the Cacimbas (ES)-Catu (BA) gas pipeline. This section will be 946km long and is scheduled for conclusion in December 2009. A start on construction work can now go ahead following the granting of the Installation License by the Brazilian federal Environmental Agency (Ibama) on December 18, and the Construction Authorization License (AC) by the National Petroleum, Natural Gas and Biofuels Agency (ANP) on December 20.

The gas pipeline finance and construction contracts were signed on this Thursday, December 27. The equivalent of a R$ 4.51 billion line of finance is to be granted by the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social - BNDES). A portion of these resources will come from on-lending of a line of credit to the BNDES from the China Development Bank (CDB), a Chinese financial entity, amounting to US$ 750 million.

Petrobras has hired the Sinopec Group to execute the work on the pipeline. The sixth largest hydrocarbons company in the world, the state-owned Chinese company is already responsible for building the Cabiúnas-Vitória (300km) gas pipeline, the second leg of Gasene, to be concluded in January 2008.

The Operations License for the first section of Gasene, the Cacimbas-Vitória (129km) stretch, was issued on October 11 2007 and has been operating commercially since November of this year.

Gasene represents a milestone in Brazilian gas pipeline infrastructure. The work will ensure the connection of the gas pipeline networks in the Southeast and the Northeast regions and represents the beginning of supplies of natural gas to the domestic market from the Espírito Santo Basin.

The Cacimbas-Catu section has a capacity to supply up to 20 MMm³/day to the Northeast. This additional volume of natural gas, which will be drawn from the Espírito Santo Basin, represents nearly double the amount that the region currently consumes.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

As well as ensuring greater flexibility in meeting demands for the non-thermoelectric power plant market, the third section of Gasene will guarantee a significant increase in the supply of natural gas for electricity generation in the Northeast.

In addition to the LNG (liquefied natural gas) to be delivered to the Pecém (CE) regasification terminal (with a capacity of up to 7 MMm³/day), the volume of natural gas that can be transported along the Cacimbas-Catu section will allow electricity generation of 1,597 MW from natural gas in the Northeast as from 2010. Currently, the production of electricity from natural gas in the region amounts to 221MW.

As from 2008, the conclusion of the first two sections of Gasene (Cacimbas-Vitória and Cabiúnas-Vitória) will be instrumental in delivering an increase of 6.0 MMm³/day in natural gas to the Southeast region. Production will come from the Espírito Santo Basin. This basin is expected to be producing 18.7 MMm³/day by 2010.

The completion of the Gasene project will contribute to the integration of energy supplies throughout Brazil by allowing natural gas produced in the basins of the Southeast to be sent to the northeastern states as well as providing additional flexibility in meeting demand from the domestic market overall.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.